UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 04 2008

Washington, DC 110

SEC FILE NUMBER
8- 49448

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KIMBERLY CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 GEORGE ROAD
(No. and Street)

GLEN ROCK	NJ	07452
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KAMAL SMITH 201-444-5977
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHIPETINE, BERNARD
(Name – *if individual, state last, first, middle name*)

585 STEWART AVENUE, SUITE L-50	GARDEN CITY	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KAMAL SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KIMBERLY CAPITAL CORP., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

JERROLD G. SILVERMAN
Notary Public, State of New York
No. 4854605
Qualified in Nassau County
Commission Expires March 10, 2010

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

KIMBERLY CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

KIMBERLY CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

	PAGE
ACCOUNTANTS' AUDIT LETTER	1
AUDITED FINANCIAL STATEMENT	
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY	4
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS	5
STATEMENT OF CASH FLOWS	6
NOTES TO FINANCIAL STATEMENTS	7
SUPPLEMENTARY INFORMATION	8
COMPUTATION OF NET CAPITAL	9
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS	10
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS	11
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS	12
INTERNAL CONTROL STRUCTURE MEMORANDUM	13-14

Bernard Chipetine, C.P.A.

CERTIFIED PUBLIC ACCOUNTANT

585 STEWART AVENUE, SUITE L-50
GARDEN CITY, NEW YORK 11530

(516) 248-9300
FAX (516) 248-8711

ACCOUNTANTS' AUDIT REPORT

Board of Directors
Kimberly Capital Corp.

I have audited the accompanying statement of financial condition of Kimberly Capital Corp. as of December 31, 2007 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kimberly Capital Corp. at December 31, 2007, and the results of their operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Bernard Chipetine
Bernard Chipetine, CPA

Garden City, New York
January 24, 2008

KIMBERLY CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CURRENT ASSETS		
Cash	$ 22,681	
Marketable Securities	29,070	
Reserve Account	34,510	
Clearing Deposit - Restricted Funds	5,573	$ 91,834
Net Receivable From Broker-Dealers & Clearing Organizations		11,006
Prepaid Expenses & Taxes		500
TOTAL CURRENT ASSETS		103,340
FIXED ASSETS		
Equipment & Automobiles, At Cost, Less Accumulated Depreciation of $7,148		33,118
TOTAL ASSETS		$136,458

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable, Accrued Expenses, & Other Liabilities		$ 10,563
STOCKHOLDER'S EQUITY		
Common Stock, No Par Value, Authorized 200 Shares, Issued 200 Shares	$ 10,000	
Additional Paid In Capital	40,000	
Retained Earnings	77,900	
Accumulated Other Comprehensive Income: Unrealized Losses on Securities	(2,005)	
TOTAL STOCKHOLDER'S EQUITY		125,895
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$136,458

The Accompanying Notes Are An Integral Part Of These Financial Statements.

KIMBERLY CAPITAL CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES		
Commissions		$109,100
Other Income:		
Interest, Dividends & Realized Gain	$ 5,542	
FINRA Distribution (Note 3)	35,000	40,542
TOTAL REVENUES – NET OF LOSSES		149,642
EXPENSES		
Floor Brokerage, Exchange, & Clearance Fees		12,229
Communications & Data Processing		1,238
Regulatory Dues, Fees & Expenses		695
Occupancy Costs		4,326
Other Expenses		38,685
TOTAL EXPENSES		57,173
INCOME BEFORE INCOME & FRANCHISE TAXES		92,469
PROVISION FOR INCOME & FRANCHISE TAXES		270
NET INCOME		92,199
OTHER COMPREHENSIVE INCOME		
Unrealized Losses on Securities		(2,005)
TOTAL COMPREHENSIVE INCOME		$ 90,194
INCOME PER SHARE OF COMMON STOCK		$ 451

The Accompanying Notes Are An Integral Part Of These Financial Statements.

KIMBERLY CAPITAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

CAPITAL STOCK		
Capital Stock – Authorized & Issued 200 Shares With No Par Value		$ 10,000
Additional Paid In Capital		40,000
TOTAL CAPITAL – BEGINNING AND ENDING		50,000
RETAINED EARNINGS		
Retained Earnings – January 1, 2007	$ 9,501	
Net Income	92,199	
Distributions	(23,800)	
Retained Earnings – December 31, 2007		77,900
Accumulated Other Comprehensive Income		(2,005)
TOTAL STOCKHOLDER'S EQUITY		$125,895

The Accompanying Notes Are An Integral Part Of These Financial Statements.

KIMBERLY CAPITAL CORP.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2007

Subordinated Borrowings at January 1, 2007	$ 0
Decreases:	
Payment of Stockholder's Loan	0
Subordinated Borrowings at December 31, 2007	$ 0

The Accompanying Notes Are An Integral Part Of These Financial Statements.

KIMBERLY CAPITAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 92,199
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation & Amortization	$ 5,608	
Realized Gain on Sale of Securities	(4,458)	
Changes in Assets & Liabilities:		
Reserve & Clearing Account	(14,341)	
Receivable from Broker-Dealers & Clearing Organizations	(7,024)	
Prepaid Expenses & Taxes	60	
Accounts Payable, Accrued Expenses & Other Liabilities	8,501	
TOTAL ADJUSTMENTS		(11,654)
NET CASH PROVIDED BY OPERATING ACTIVITIES		80,545
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from Sale of Marketable Securities	62,299	
Payments for Purchase of Marketable Securities	(88,916)	
Acquisition of Fixed Assets	(7,672)	
NET CASH USED FOR INVESTING ACTIVITIES		(34,289)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to Shareholder		(23,800)
NET INCREASE IN CASH & CASH EQUIVALENTS		22,456
CASH AND CASH EQUIVALENTS – January 1, 2007		225
CASH AND CASH EQUIVALENTS – December 31, 2007		$ 22,681
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash Paid During The Period For:		
Income & Franchise Taxes		$ 520
Interest Expense		$ 0

The Accompanying Notes Are An Integral Part Of These Financial Statements.

KIMBERLY CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS.
DECEMBER 31, 2007

1. ORGANIZATION AND NATURE OF BUSINESS:
The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is a New Jersey Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES:
   a) The Company is engaged in a single line business as a securities broker-dealer.

   b) Securities Transactions:
   Proprietary securities transactions is regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities are entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on the settlement date basis with related commission and expenses reported on the trade date basis.

   c) Marketable Securities are valued at market value.

   d) Commissions:
   Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

   e) Income Taxes:
   The Company has elected to have its income taxed under the provisions of Subchapter "S" of the Internal Revenue Code, Section 1372. Under those provisions, the Corporation does not pay federal income taxes on its taxable income. Instead, the Shareholder is taxed on her share of the Company's taxable income. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

   f) Depreciation:
   Equipment is stated at acquisition cost. Depreciation is computed by the straight-line and various accelerated methods over the estimated useful life of the property. Maintenance and repairs are charged to expenses when incurred and renewals and betterments are capitalized.

   The cost and related accumulated depreciation of assets sold, or otherwise disposed of, are eliminated from the accounts and any resulting gain or loss is reflected in income.

3. FINRA DISTRIBUTION:
In 2007, the NASD and the NYSE Member Regulation consolidated. As a result, FINRA made a special one-time distribution to each of its members.

KIMBERLY CAPITAL CORP
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2007

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Pursuant to SEC Rule 17a-5(a)(4), there are no differences in the firms computation of net capital compared with the computations contained in this report.

SCHEDULE I

KIMBERLY CAPITAL CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

NET CAPITAL		
Total Stockholder's Equity		$125,895
Total Stockholder's Equity Qualified for Net Capital		$125,895
Add:		
Subordinated Stockholder's Loan		0
Allowable-Credit-Deferred Income Taxes Payable		0
TOTAL CAPITAL		125,895
Deductions and/or Changes:		
Non-allowable Assets:		
Equipment and Automobiles – Net	$33,118	
Prepaid Expenses and Taxes	500	
Clearing Deposit – Restricted Funds	5,573	
TOTAL ADJUSTMENTS		39,191
Net Capital Before Haircut on Securities Positions		86,704
Haircuts on Securities:		
Money Market Funds		5,051
NET CAPITAL		$ 81,653
Aggregate Indebtedness		
Other Accounts Payable & Accrued Expenses		$ 10,563
Computation of Basic Net Capital Requirement:		
Company		$ 5,000
Excess Net Capital		$ 76,653
Excess Net Capital At 1,000 Percent		$ 80,596
Ratio: Aggregate Indebtedness to Net Capital		13%

There were no material differences found between the report of the auditor and of the company in reporting Part IIA of computing net capital.

SCHEDULE II

KIMBERLY CAPITAL CORP.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISION
AS OF DECEMBER 31, 2007

Kimberly Capital Corp. is classified as an introducing broker-dealer and therefore is exempt from the requirements of Rule 15c3-3.

SCHEDULE III

KIMBERLY CAPITAL CORP.
INFORMATION RELATING TO POSSESSIN OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISION
AS OF DECEMBER 31, 2007

Kimberly Capital Corp. is classified as an introducing broker-dealer and therefore is exempt from the requirements of Rule 15c3-3.

SCHEDULE IV

KIMBERLY CAPITAL CORP.
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS
IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2007

Kimberly Capital Corp. is classified as an introducing broker-dealer and therefore is exempt from the requirements of Rule 15c3-3.

Bernard Chipetine, C.P.A.

CERTIFIED PUBLIC ACCOUNTANT

585 STEWART AVENUE, SUITE L-50
GARDEN CITY, NEW YORK 11530

(516) 248-9300
FAX (516) 248-8711

Board of Directors
Kimberly Capital Corp.

In planning and performing my audit of the financial statements and supplemental schedule of Kimberly Capital Corp. (the Company), for the year ended December 31, 2007, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purposes of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital provisions under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, Management, the SEC, NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation or registered brokers and dealers, and should not be used for any other purpose.



Bernard Chipetine, CPA

Garden City, New York
January 24, 2008

END